October 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel
Terry French
Claire DeLabar
Celeste M. Murphy
Brandon Hill

Re:	Zayo Group Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Submitted October 10, 2014
File No. 333-197215

Ladies and Gentlemen:

Set forth below are the responses of Zayo Group Holdings, Inc. (“we”, “us”, “our” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 9, 2014, with respect to the Registration Statement on Form S-1, File No. 333-197215, filed with the Commission on July 2, 2014 and amended by Amendment No. 1 on August 12, 2014, Amendment No. 2 on September 25, 2014 and Amendment No. 3 on October 6, 2014 (as amended, the “Registration Statement”). We are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, each of your comments is set forth in bold text below, followed by the corresponding response in plain text. The headings and numbered paragraphs below correspond to the headings and numbered comments in your letter.

United States Securities and Exchange Commission

October 10, 2014

Financial statements

Statements of Operations, page F-5

1. We note your presentation of the line item Pro forma (loss) earnings per share for 2014 only. Tell us why you are not presenting pro forma (loss) earnings per share for all periods presented.

The Company has disclosed in Amendment No. 4 earnings per share for all historical periods presented in its financial statements after giving retroactive application to the 223,000-for-one stock split that became effective on October 10, 2014. The Company has not disclosed in Amendment No. 4 a separate reconciliation of pro forma earnings (loss) per share because, after giving effect to the Restructuring described in the Registration Statement, there are no additional shares of the Company’s common stock or other common stock equivalents that will be issued in connection with the initial public offering as distributions in respect of vested or unvested CII common units. Shares of the Company’s common stock to be distributed after the offering in respect of unvested CII common units held by the Company’s employees and independent directors will be distributed by CII upon the vesting of such units.

Note 13 – Stock-based compensation, page F-42

2. Please provide us with an explanation of the difference between the fair value of stock underlying the CII common unit stock incentives as of most recent balance sheet date, June 30, 2014 and the fair value of Zayo common stock expected to be distributed using the IPO price for the stock incentives.

The Company’s stock-based compensation liability is calculated as a product of the number of vested common units for each class of common units (as adjusted for an estimated forfeiture rate) and the corresponding fair value of each common unit in each class. As of June 30, 2014, the Company’s stock based compensation liability associated with its vested common unit grants was $392 million. Immediately prior to the distribution of the Company common stock to CII unitholders, the Company will adjust the corresponding stock-based compensation liability to its fair value with an offsetting charge to stock-based compensation expense. Based on the mid-point offering price of $22.50, the Company’s stock-based compensation liability as of June 30, 2014 would be $547 million, representing an increase of $154 million. The fair value per unit associated with each class was calculated as of June 30, 2014 based on the enterprise value derived from the Company’s PWERM valuation methodology (see pages 65-67 of Amendment No. 4 for further explanation of this methodology). The difference in value (and corresponding stock-based compensation charge and liability) between the PWERM and initial public offering valuations relates to the weighting of probabilities associated with various liquidation scenarios (including, but not

United States Securities and Exchange Commission

October 10, 2014

limited to, an initial public offering scenario) in the PWERM valuation, the time-based discounting of the liquidation scenarios and other discounts applied in accordance with the provisions of ASC 718 in the PWERM valuation, and the growth of our business subsequent to June 30, 2014.

Changes in Adjusted EBITDA have a compounding effect on the value of the common units and therefore the stock-based compensation liability given the distribution preferences prescribed by the CII operating agreement (the “waterfall”). As equity value increases beyond the preferred holders’ level of capital contribution and priority return, common unit holders’ proportional share of equity value increases. This mechanism is described on page 103 of Amendment No. 4 (within the section labeled “Executive Compensation”) and is illustrated in the table below.

(in millions $)	Jun-14		S-1 Filing Range [1]						% Change
	Valuation		Low		Mid		High		Jun-14 to Mid	Comments
ZGH Adj. EBITDA LQA [1]		$684		$724		$724		$724	6%	Jun-14 vs. preliminary Sep-14 last quarter annualized (LQA); increase driven by organic and acquisition activity

Multiple (LQA)		10.7x		10.6x		11.1x		11.5x	4%	Jun-14 Enterprise Value/EBITDA multiple is within the S-1 filing range implied LQA multiple

Enterprise Value		$7,295		$7,672		$8,007		$8,341	10%	10% increase in Enterprise Value

Net debt	-$	2,920	-$	3,047	-$	3,047	-$	3,047		Increase in net debt from Jun-14 to preliminary Sep-14

Equity Value		$4,375		$4,625		$4,960		$5,294	13%	Resulting in a 13% increase in Equity Value

Common units value		$651		$740		$805		$869	24%	Common units value grows at much higher rate given its increasing share of the equity value (see line below)

As a % of Equity Value		14.9%		16.0%		16.2%		16.4%

Stock-based liability [2]		$435		$509		$547		$585	26%	Consequently, stock based compensation liability will also grow at a similar faster pace

Notes:

(1)	S-1 Equity Value is calculated based on 223.0 million shares and $21-24/per share filing range
(2)	Jun-14 Adjusted EBITDA as shown on page 14 of S-1. IPO filing range EBITDA based on $181 EBITDA projected for Sep-14 quarter multiplied by four
(3)	Stock-based liability associated with the IPO scenario valuation within the Jun-14 PWERM; the full PWERM value (reflecting all scenarios) was $392 million

The distribution of the 223,000,000 shares of our common stock from CII to the CII common unitholders in connection with the Restructuring will be determined in accordance with the waterfall. The value of the Company’s common stock to be distributed will be determined based on the public offering price of the shares in this offering. The public offering price will be multiplied by the total number of Company common shares to be distributed to the CII unitholders, which provides an aggregate dollar value to run through the waterfall (the “equity value”). Different classes of CII common units begin to receive distributions at different aggregate dollar value thresholds (see page F-43 of Amendment No. 4 for further description of the various thresholds), so running the equity value through the waterfall will determine the number of dollars to be allocated to the preferred units and each class of common units. Shares of the Company’s common stock will be allocated to CII unitholders based on the proportion of the equity value that a given class of units is allocated under the waterfall (for example, if a class of CII common units is allocated 5% of the equity value through the waterfall, that class will receive 5% of the shares of the Company’s common stock that are distributed). Unitholders within each class of units will then receive allocations of shares of the Company’s common stock in proportion to the number of units of that class that they own.

3. Also, please clarify the disclosure on page F-43 related to the entitlement of CII common unit holders to receive distributions to state that a fixed number of shares will be distributed.

We acknowledge the Staff’s comment and have added disclosure on page F-57 of Amendment No. 4 to clarify that the total number of shares of the Company’s common stock to be distributed to the CII common unitholders is fixed.

United States Securities and Exchange Commission

October 10, 2014

If you have any questions regarding the above, please do not hesitate to call me at (303) 381-4664 or Robyn Zolman at (303) 298-5740.

Sincerely yours,

/s/ Scott E. Beer
Scott E. Beer

Cc:	Ken desGarennes, Zayo Group Holdings, Inc.
Robyn E. Zolman, Gibson, Dunn & Crutcher LLP
James S. Scott, Sr., Shearman & Sterling LLP